Exhibit 11

                 STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

                                           Year Ended December 31,
                                      ----------------------------------
(in thousands)                              2003            2002
                                      ----------------------------------

Net Income                                      $2,037           $2,047
  Less dividends on preferred stock               (25)             (25)
                                      ----------------------------------

Net Income available to common
  stockholders                                   2,012            2,022

Average shares outstanding - both
  basic and diluted                            686,360          686,360

Earnings per share - Basic and diluted           $3.01            $3.03